

September 9, 2025

Hakan Wohlin
Chief Executive Officer
Viking Acquisition Corp I
900 Third Avenue, 10th Floor
New York, NY 10022

> **Re: Viking Acquisition Corp I**
> **Registration Statement on Form S-1**
> **Filed August 13, 2025**
> **File No. 333-289590**

Dear Hakan Wohlin:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 13, 2025

General

1. Please revise to ensure your disclosures throughout your prospectus and exhibits are consistent. As examples only, we note that your letter agreement filed as Exhibit 10.2 only requires your sponsor and insiders to vote the founder shares they hold and shares acquired in the public offering, but does not appear to have a similar requirement with respect to private placement shares. However, your disclosures state that your sponsor and Cohen have agreed to vote private placement shares in favor of such transaction and also include statements regarding the percentage of public shares that would need to be voted in favor of the initial business combination in order to have the transaction approved, after assuming all the founder shares and private placement shares are voted in favor of it. As another example, we also note inconsistent disclosures regarding the waiver of redemption rights with respect to private placement shares by your sponsor and Cohen, and also with respect to whether

public shares purchased by your sponsor and insiders would be voted in favor of the initial business combination.

2.      Please revise your disclosure to describe in more detail the material roles and responsibilities of KingsRock in directing and managing your activities. Refer to Item 1603(a)(4) of Regulation S-K.

Cover page

3.      We note your compensation disclosure on the cover page. Please revise your compensation disclosure to also address promoters, such as KingsRock. In this regard, we note your statement on page 172 that promoters include your sponsor and its affiliates, and that KingsRock is an affiliate of your sponsor. See Item 1602(a)(3) of Regulation S-K. Please also clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. See Item 1602(a)(5) of Regulation S-K.

4.      We refer to your disclosure regarding the potential conversion of your working capital loans. Please revise to disclose whether such conversion may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K.

5.      Please also revise to include a cross-reference, highlighted by prominent type or in another manner, to the conflicts of interest discussion in your Summary. See Item 1602(a)(5) of Regulation S-K.

Summary, page 1

6.      Please revise, here and on the cover page, to describe the securities comprising your "private placement units."

Our Acquisition Process, page 9

7.      You state in the first paragraph on page 11 and elsewhere in your prospectus that you do not believe that the fiduciary, contractual or other obligations or duties of your officers and directors, or of KingsRock and its Strategic Partners and Senior Advisors will materially affect your ability to complete your initial business combination. Please revise your disclosures to explain the basis for this belief. In this regard, we note your other disclosures, such as your statements that your sponsor, officers, directors, KingsRock, and its Strategic Partners and Senior Advisors may all participate in other blank check companies, and that KingsRock's clients may compete with you for acquisition opportunities.

Prior SPAC Experience, page 12

8.      Please revise to expand your disclosure regarding the experience of your sponsor, its affiliates, and promoters (including KingsRock) in organizing special purpose acquisition companies and their involvement in those companies. In this regard, we note your disclosure on page 127 that members of your management team and Senior Advisors have "extensive experiences" with blank check companies and have have served as executive officers and directors in "numerous prior SPACs." Refer to Item 1603(a)(3) of Regulation S-K.

Sponsor Information, page 12

9.      We note your disclosure here and on page 128 that the non-managing members will invest an amount into the sponsor that is equal to the sum of $1.25 for each founder share. Elsewhere, you state that the sponsor will issue membership interests in itself at a nominal purchase price of $0.00375 per underlying founder share to the non-managing members. Please revise your filing to address this apparent inconsistency, or advise.

10.     We refer to your table on page 15 indicating that non-managing members are subject to certain transfer restrictions. Please revise to disclose identify the natural persons subject to the restrictions. See Item 1603(a)(9) of Regulation S-K. Please also revise your definition of "non-managing members" to clarify these individuals' ownership of your founder shares.

Limited payments to insiders, page 40

11.     We note your statement on page 12 that your independent directors may each receive, for their services as a director, an indirect interest in founder shares through membership interests in KingsRock Viking Acquisition, LLC. Please revise to clarify the interests that the independent directors will receive.

Risk Factors
The nominal purchase price paid by our sponsor for the founder shares may result..., page 88

12.     We note your narrative disclosures states an initial implied value of $10.00 per public share and that your ordinary shares would have an implied value of $7.04 per share upon consummation of your initial business combination; however, your tabular disclosure indicates these amounts are $7.04 and $10.00, respectively. Please revise your filing to address this apparent inconsistency, or advise.

Exhibits

13.     We refer to your Cayman Islands legal opinion filed as Exhibit 5.2. Please file an amended legal opinion removing any inappropriate assumptions. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. In this regard, for example, we note that paragraphs 4 and 5 assume such material facts. Please also attach a copy of the director's certificate referenced in your opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Jeffrey Selman